Exhibit 99.3

SOPHiA GENETICS Reports Second Quarter 2026 Results
BOSTON, United States and ROLLE, Switzerland, August 4, 2026 — SOPHiA GENETICS (Nasdaq: SOPH), a global leader in AI-driven precision medicine, today reported financial results for the second quarter ended June 30, 2026.
Second Quarter 2026 Financial Highlights
•Revenue was $23.3 million, up 27% year-over-year
•Gross margin was 64.6% on a reported basis and 72.1% on an adjusted basis, compared to 67.0% reported and 74.4% adjusted in the prior year period
•Net loss was $22.4 million, flat year-over-year; Adjusted EBITDA loss was $8.8 million, improving 27% year-over-year
•The company is raising 2026 revenue guidance to a range of $94 million to $96 million, representing 22% to 24% year-over-year growth. This compares to the prior range of $92 million to $94 million

“We delivered an outstanding second quarter, growing revenue 27% year-over-year, while also improving adjusted EBITDA loss by 27%,” said Ross Muken, Chief Executive Officer of SOPHiA GENETICS. “Strong revenue performance was driven by 60% volume growth in the U.S., 70% volume growth in Liquid Biopsy, and accelerating growth in BioPharma. BioPharma growth is well-positioned to continue into 2027, as today we announce the signing of two companion diagnostic programs with AstraZeneca, the first ever in SOPHiA GENETICS' history."

Muken added, “As I step into the role of CEO, my focus will be on converting our world-class AI platform, a hard-won global network, and a decade of scientific credibility into accelerating, profitable growth for years to come. To achieve these goals, we strengthened our balance sheet with an oversubscribed $57.5 million public offering in Q2, providing sufficient capital to reach our business objectives and invest in long-term growth.”

Business Highlights
Expanding with existing customers
•Performed a record 115,000 analyses on SOPHiA DDMTM, representing 22% year-over-year volume growth
•Delivered strong analysis volume in North America with 60% year-over-year growth in the U.S.
•Expanded our footprint with existing customers as Net Dollar Retention increased to 117% in Q2 2026, up from 107% in Q2 2025
•Reached 542 core genomics customers as of June 30, 2026, up from 490 customers a year ago

Landing new customers to fuel future growth
•Signed 24 new core genomic customers in Q2 2026, which are expected to begin generating revenue over the next twelve months
•Continued to sign premier healthcare institutions across the globe, including Nova Scotia Health Authority for HemOnc; DB Diagnósticos, Brazil’s leading laboratory-support network, for Rare Disorders; and IPO Lisboa, the main cancer center for southern Portugal, for Hereditary Cancer

Accelerating growth in the U.S. market
•Delivered 64% year-over-year revenue growth in the U.S. in Q2 2026 and 60% volume growth
•Completed new customer go-lives for Geisinger Health System in Pennsylvania for Pharmacogenomics, University of Illinois at Chicago for HemOnc, and NYU Langone Health for Solid Tumors
•Signed a strategic collaboration with Children’s Hospital of Philadelphia (CHOP), the nation’s first pediatric hospital and a global leader in pediatric oncology, to develop and launch a next-generation liquid biopsy application specifically designed for pediatric cancers

Scaling growth with new applications
•Delivered 80% year-over-year revenue growth in Liquid Biopsy in Q2 2026
•Reached a total of 80 customers across 30+ countries signed-to-adopt the Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM, with more than half still yet-to-complete implementation

•Signed major new customers to MSK-ACCESS® in Q2, including AZ Delta Roeselare, one of the largest hospitals in Belgium; Policlinico Riuniti Hospital at the University of Foggia in Italy; and Sultan Qaboos Cancer Center in Oman
•Signed major new customers to the Solid Tumor application MSK-IMPACT® powered with SOPHiA DDMTM, including Lifera Omics in Saudi Arabia; CHU Lyon Sud of Hospices Civils de Lyon in France: and Bioma Genetics in Brazil

Developing partnerships to fuel growth
•Signed a Memorandum of Understanding (MOU) with Memorial Sloan Kettering Cancer Center (MSK) to establish a joint venture combining MSK’s clinical expertise with SOPHiA GENETICS’s AI-native platform to accelerate the next generation of precision oncology
•The envisioned joint venture aims to build an ‘AI Lab of the Future’ with infrastructure to develop and launch new applications, support BioPharma partners, and build new multimodal clinical intelligence tools

Building BioPharma partnerships
•Signed a new, multi-year agreement with AstraZeneca to launch two companion diagnostic (CDx) programs: (1) a decentralized Solid Tumor CDx, and (2) a Hematological Oncology test for patients with blood cancer
•Delivered strong growth from BioPharma partners in Q2 2026 as recently signed projects with AstraZeneca, Kartos, and others begin to generate revenue

Driving operational excellence
•Remained laser-focused on operational excellence and improved adjusted EBITDA loss by 27% year-over-year to $8.8 million
•Executed an oversubscribed public offering that raised approximately $57.5 million in gross proceeds, bringing cash and cash equivalents to $107.7 million at the end of Q2 2026; The company expects it now has sufficient capital resources to fund its growth objectives
•Executed targeted cost actions in Q2, modestly reducing headcount and operating spend as AI-driven productivity improvements enabled us to streamline workflows while maintaining investment in key growth areas
•Reaffirmed commitment to profitable growth and the expectation of approaching adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027

2026 Financial Outlook

Based on information as of today, SOPHiA GENETICS expects:
•Full year revenue between $94 million and $96 million, representing approximately 22% to 24% year-over-year growth. This compares to the prior range of $92 million to $94 million
•Adjusted EBITDA loss between $29 million and $32 million, compared to $41.5 million in FY 2025

Earnings Call and Webcast Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the second quarter 2026 results on Tuesday, August 4, 2026, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

Non-IFRS Financial Measures

Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-IFRS measure) to loss for the period (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying depreciation expense, amortization of capitalized research & development expenses and intangible assets, interest income, interest expense, fair value adjustments on warrants, income taxes, foreign exchange gains or losses, share-based compensation expenses, social charges on share-based compensation, the non-cash portion of pensions paid in excess of actual contributions, certain transaction costs, litigation expenses and restructuring costs that are necessary for such reconciliation.

To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted EBITDA, which the company calculates as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, social charges on share-based compensation, non-cash pension expenses, certain transaction costs, litigation expenses and restructuring costs.

These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•These non-IFRS measures exclude the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•These non-IFRS measures exclude the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•These non-IFRS measures exclude the impact of foreign exchange gains (losses),net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring expense incurred as the company participates in transactions outside of the company’s functional currency;
•These non-IFRS measures exclude the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of social charges related to share-based compensation. These social charges have been, and will continue to be for the foreseeable future, a recurring expense in the company’s business;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•These non-IFRS measures exclude the impact of certain capital markets transaction costs. These costs may occur from time to time in the future as needed to complete the transactions;

•These non-IFRS measures exclude the impact of litigation expenses related to the company's defense of lawsuits filed by Guardant Health. These expenses are expected to continue for the duration of the litigation and may increase in future periods;
•These non-IFRS measures exclude the costs associated with restructuring, which consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction, which we undertook to optimize our operations. Additionally, it includes any legal fees incurred as part of the restructuring process. While such actions are not planned going forward as part of our regular operations, we expect such expenses could still be incurred from time to time based on corporate needs;and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is an AI-native healthcare technology company on a mission to transform patient care by expanding access to data-driven medicine globally. It is the creator of SOPHiA DDM™, an AI platform that analyzes complex genomic and multimodal data to generate real-time, real-world insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor and Media Contact:
Kellen Sanger
IR@sophiagenetics.com
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$23,310	$18,323	$44,998	$36,102
Cost of revenue	(8,249)	(6,053)	(15,188)	(11,624)
Gross profit	15,061	12,270	29,810	24,478
Research and development costs	(8,731)	(8,493)	(18,191)	(17,611)
Selling and marketing costs	(11,186)	(10,034)	(19,999)	(17,568)
General and administrative costs	(15,202)	(12,301)	(28,961)	(23,901)
Other operating income, net	5	66	5	74
Operating loss	(20,053)	(18,492)	(37,336)	(34,528)
Interest income	231	419	520	869
Interest expense	(1,620)	(559)	(3,287)	(1,218)
Fair value adjustments on warrant obligations	(317)	58	(409)	20
Foreign exchange losses, net	(519)	(3,078)	(835)	(3,677)
Loss before income taxes	(22,278)	(21,652)	(41,347)	(38,534)
Income tax expense	(78)	(762)	(331)	(1,265)
Loss for the period	(22,356)	(22,414)	(41,678)	(39,799)
Attributable to the owners of the parent	(22,356)	(22,414)	(41,678)	(39,799)

Basic and diluted loss per share	$(0.30)	$(0.33)	$(0.58)	$(0.59)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Loss for the period	$(22,356)	$(22,414)	$(41,678)	$(39,799)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	(81)	9,016	(611)	11,602
Total items that may be reclassified to statement of loss	(81)	9,016	(611)	11,602
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	317	46	440	93
Total items that will not be reclassified to statement of loss	317	46	440	93
Other comprehensive (loss) income for the period	$236	$9,062	$(171)	$11,695
Total comprehensive loss for the period	$(22,120)	$(13,352)	$(41,849)	$(28,104)
Attributable to owners of the parent	$(22,120)	$(13,352)	$(41,849)	$(28,104)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$107,665	$70,289
Accounts receivable	14,112	15,001
Inventory	7,084	6,351
Prepaids and other current assets	8,429	7,438
Total current assets	137,290	99,079
Non-current assets
Property and equipment	4,903	5,665
Intangible assets	36,163	35,891
Right-of-use assets	11,039	12,382
Deferred tax assets	1,769	1,831
Other non-current assets	7,195	8,183
Total non-current assets	61,069	63,952
Total assets	$198,359	$163,031
Liabilities and equity
Current liabilities
Accounts payable	$11,904	$8,960
Accrued expenses	18,699	20,736
Deferred contract revenue	15,616	16,720
Lease liabilities, current portion	2,720	2,700
Warrant obligations	2,144	1,412
Total current liabilities	51,083	50,528
Non-current liabilities
Borrowings	47,999	47,733
Lease liabilities, net of current portion	11,108	12,587
Defined benefit pension liabilities	3,822	4,162
Other non-current liabilities	1,229	876
Total non-current liabilities	64,158	65,358
Total liabilities	115,241	115,886
Equity
Share capital	4,814	4,814
Share premium	542,657	473,675
Treasury shares	(183)	(1,218)
Other reserves	96,784	89,150
Accumulated deficit	(560,954)	(519,276)
Total equity	83,118	47,145
Total liabilities and equity	$198,359	$163,031

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Six months ended June 30,
	2026	2025
Operating activities
Loss before tax	$(41,347)	$(38,534)
Adjustments for non-monetary items
Depreciation	2,159	1,927
Amortization	3,499	2,740
Finance expense, net	3,354	4,037
Fair value adjustments on warrant obligations	409	(20)
Expected credit loss allowance increase (reversal)	40	252
Share-based compensation	7,805	8,191
Movements in provisions and pensions	440	304
Research tax credit	(441)	(528)
Working capital changes
Decrease (increase) in accounts receivable	589	(1,298)
Decrease (increase) in prepaids and other assets	628	934
Decrease (increase) in inventory	(1,123)	362
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	1,227	2,815
Cash used in operating activities	(22,761)	(18,818)
Income tax paid	(51)	(146)
Net cash flows used in operating activities	(22,812)	(18,964)
Investing activities
Purchase of property and equipment	(1,026)	(130)
Acquisition of intangible assets	—	(87)
Capitalized development costs	(4,541)	(3,250)
Interest received	520	876
Net cash flow used in investing activities	(5,047)	(2,591)
Financing activities
Proceeds from exercise of share options	1,233	115
Interest paid	(2,715)	(1,240)
Proceeds from borrowings, net of transaction costs	—	34,563
Proceeds from sale of common stock in at-the-market offering, net of transaction costs	15,667	—
Proceeds from sale of common stock in follow-on offering, net of transaction costs	54,048	—
Payments of principal portion of lease liabilities	(1,201)	(889)
Net cash flow provided by/(used in) financing activities	67,032	32,549
Increase (decrease) in cash and cash equivalents	39,173	10,994
Effect of exchange differences on cash balances	(1,797)	3,602
Cash and cash equivalents at beginning of the period	70,289	80,226
Cash and cash equivalents at end of the period	$107,665	$94,822

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
IFRS loss for the period	$(22,356)	$(22,414)	$(41,678)	$(39,799)
Exclude the impact of:
Depreciation	$1,080	$942	$2,159	$1,927
Amortization(3)(4)	1,827	1,428	3,499	2,740
Interest income	(231)	(419)	(520)	(869)
Interest expense	1,620	559	3,287	1,218
Fair value adjustments on warrant obligations	317	(58)	409	(20)
Foreign exchange losses, net	519	3,078	835	3,677
Income tax expense	78	762	331	1,265
Share-based compensation expense(1)	4,492	4,356	7,805	8,191
Social charges related to share-based compensation(7)	1,240	(360)	2,308	(5)
Non-cash pension expense(2)	72	89	163	175
Transaction costs(5)	123	—	291	—
Litigation expenses(6)	1,130	—	1,819	—
Restructuring costs(8)	1,255	—	1,255	—
Adjusted EBITDA	$(8,834)	$(12,037)	$(18,037)	$(21,500)

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Growth	2026	2025	Growth
IFRS revenue	$23,310	$18,323	27%	$44,998	$36,102	25%
Current period constant currency impact	(454)	—		(1,936)	—
Constant currency revenue	$22,856	$18,323	25%	$43,062	$36,102	19%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$23,310	$18,323	$44,998	$36,102
Cost of revenue	(8,249)	(6,053)	(15,188)	(11,624)
Gross profit	$15,061	$12,270	$29,810	$24,478
Amortization of capitalized research and development expenses(3)	1,757	1,357	3,359	2,598
Adjusted gross profit	$16,818	$13,627	$33,169	$27,076

Gross profit margin	64.6%	67.0%	66.2%	67.8%
Amortization of capitalized research and development expenses(3)	7.5%	7.4%	7.5%	7.2%
Adjusted gross profit margin	72.1%	74.4%	73.7%	75.0%

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(4)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(5)Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program.
(6)Litigation expenses consists of expenses related to the company's defense of lawsuits filed by Guardant Health.
(7)Social charges related to share-based compensation consist of payroll taxes and other social charges on share-based compensation awards. These expenses have been, and will continue to be for the foreseeable future, a recurring expense in the company’s business.
(8)Restructuring costs consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction. Additionally, it includes legal fees incurred as part of the restructuring process.